MANAGEMENT DISCUSSION & ANALYSIS

October 31, 2007

Date Prepared: December 11, 2007

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s unaudited financial statements and notes for the six month period ended October 31, 2007 and its audited financial statements and notes for the year ended April 30, 2007.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived therefrom are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on Tier 1 of the TSX Venture Exchange and on the American Stock Exchange.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2007
Containing information up to and including December 11, 2007

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

  Central Mineral Belt uranium projects (primarily Moran Lake).

  Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake properties.

HIGHLIGHTS

The Company’s efforts for the second quarter of fiscal 2008 and beyond focused on:

  continuing an extensive and aggressive drilling program on its Central Mineral Belt uranium properties continuing an exploration drilling program on Golden Promise Project.

  strengthening its Board of Directors

  implementing a shareholders’ rights plan

  amending the company’s stock option plan

Central Mineral Belt Drilling Program

In June 2007, the Company announced the details of its new comprehensive, $8.5 million, 40,000-metre summer and fall exploration drilling program for the Central Mineral Belt (CMB) Uranium Project in Labrador that is designed to: increase the uranium resource contained in the Upper C Zone; delineate a uranium resource at the Lower C and B Zones; continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake; and test new uranium targets that have been identified by geophysical and regional geological exploration programs. Radiometric surveys indicate that the Upper C Zone, Area 1 and Armstrong could all be part of a single system extending 4.5 -kilometres in length. Area 1 and Armstrong outcrop 1.5 -kilometres and 3-kilometres southwest along strike, respectively, from the Upper C Zone.

Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program is being carried out on the under-explored southern region of the 750 square kilometre project.

A complete report of the Company’s High Priority Targets and drilling results thus far can be downloaded from the Company’s website at www.crosshairexploration.com.

In general, the drill intercepts reported have expanded the C Zone along strike in both directions and further demonstrate that extensions of the C Zone host strong uranium mineralization at shallow depths. Uranium mineralization at Area 1 has been found to occur in a very similar style and geologic setting as the C Zone, which is located 1.5 kilometres along strike to the northeast. Area 1 has now been defined over a minimum strike length of 600 metres and remains open. The latest results, coupled with earlier success at Area 1, further confirm the existence of multiple zones of strong mineralization on the CMB Project and indicate the potential for a significant 1500 metre down strike extension of the C Zone. The complete resource estimate can be found in the NI 43-101 report filed on SEDAR and on the Company's website.

Golden Promise Drilling Program

The Company is also undergoing a 3,750 metre Phase 3 diamond drilling program on the Golden Promise Project which is host to the Jaclyn Zones, a gold-bearing quartz vein system now defined over a strike length of 750 meters and vertical depth of 270 meters and remains open along strike and to depth. In addition, the Phase 3 program has been successful in extending the mineralization to depth and outlining the distribution of gold mineralization in the relatively shallow portion of the Jaclyn Main Zone. A 43-101 compliant resource estimate is expected to be released in 2008.

Gold mineralization at Golden Promise is thought to have strong similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which has produced over 31 million ounces of gold. Like those deposits, the Jaclyn Zones are host to high nugget effect gold, making it difficult to accurately determine grades from drilling alone.

Changes to Board of Directors

Mr. Jay Sujir was appointed as non-executive Chairman of the Company's Board of Directors. Mr. Sujir has been a securities lawyer in Vancouver, British Columbia for the past 21 years. Prior to completing law school in Victoria, B.C., he was with the Canadian Imperial Bank of Commerce in Calgary and prior to that he obtained a Bachelor of Arts degree at the University of Victoria with a double major in Economics and Philosophy. Mr. Sujir is a director of a number of public companies in the natural resource sector and is a member of the British Columbia Advisory Committee of the TSX Venture Exchange. Mr. Sujir has been a director of the Company since 2003.

Mr. Chris Collingwood, B. Comm., was appointed to the Board of Directors. Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp. ("BJC"), a privately held Newfoundland and Labrador company that is active in commercial and industrial real estate, commercial insurance, Leon's Furniture Ltd. Franchised Operations for Newfoundland and has investments in a number of other Newfoundland companies. Mr. Collingwood is also Chairman and CEO of BJC subsidiary, Cape Harrison Marine Limited, which provides marine services to the oil and gas industry in the Gulf of Mexico, the North Sea, Newfoundland and Labrador, and Nova Scotia. Mr. Collingwood is also a board member of several other Newfoundland and Labrador companies, including Consilient Technologies Ltd. and Pan Maritime Energy Services Inc., and is a past public director of the Investment Dealers Association of Canada ("IDA").

Shareholders’ Rights Plan

The Company’s Board of Directors adopted a shareholder rights plan that is effective immediately and is subject to ratification by shareholders at an extraordinary shareholders' meeting expected to be held in March 2008. Upon ratification, the rights plan will have a term of three years.

The objectives of the rights plan include providing shareholders with adequate time to properly assess the merits of any proposed takeover bid or similar transaction involving the shares of Crosshair without undue pressure; encouraging the development of alternative transactions or competing takeover bids under the circumstances; and giving the directors adequate time to fully consider any such takeover bid or similar transaction and any alternative transactions or competing takeover bids that may be proposed.

The Company is not aware of any proposed offer to acquire Crosshair's shares, however, the committee of three independent directors assembled to investigate the issue considered it prudent to adopt the rights plan to ensure that shareholders are treated fairly in the event of such a transaction. A copy of the rights plan, which precludes a person or group of persons from acquiring more than 20% of Crosshair's outstanding common shares other than in compliance with the rights plan, is available at www.sedar.com.

Stock Option Plan Amendment

At its annual general meeting held on September 10, 2007, the Company's shareholders approved amendments to the stock option plan to allow for the extension of options by up to ten business days in the event that an option expires during a time when the Company's directors, employees and consultants are subject to a Company imposed black out period. Under the terms of the stock option plan, up to 11,308,528 common shares are reserved for issuance.

RESULTS OF OPERATIONS

The results of operations for the quarter were generally as expected. The two most significant components of the $3.7 million loss for the quarter were non-cash events: $2.1 million attributable to the fair value of stock-based compensation benefits recorded and $0.8 million attributable to the unrealized loss of marketable securities held. Together these two items represent more than 75% of the reported loss.

The number of personnel has increased significantly within the past year to support the Company’s extensive property acquisition and exploration programs. Under the Company’s stock option plan, stock options vest over a two year period. The fair value of stock options granted are recognized as these options vest. Therefore, a similar charge occurred in the previous quarter and can be expected in future quarters over the next year.

The downward pressure on the stock markets that began in the summer continued during this quarter, resulting in a further write-down of marketable securities on hand.

The Company’s Annual General Meeting of shareholders was held in St. John’s, Newfoundland and Labrador for the first time this quarter which resulted in measurable, but not material, increases in related expenses such as investor relations and travel.

SUMMARY OF QUARTERLY RESULTS

Description	2Q 2008	1Q 2008	4Q 2007	3Q 2007
Revenue	-	-	-	-
Loss for the quarter	(3,696,142)	(3,072,048)	(1,864,893)	(1,335,021)
Loss per share	(0.05)	(0.04)	(0.03)	(0.02)
Mineral property expenditures	4,539,627	1,944,604	2,732,287	2,309,701

Description	2Q 2007	1Q 2007	4Q 2006	3Q 2006
Other revenue	-	-	-	-
Income (loss) for the quarter	(1,324,992)	(1,008,105)	(620,786)	(42,245)
Income (loss) per share	(0.02)	(0.02)	(0.01)	(0.00)
Mineral property expenditures	3,719,941	1,869,602	850,492	650,125

The two largest components of the current quarter loss are stock-based compensation charges of $2,116,541, representing about 57% of the loss, and an unrealized loss on marketable securities held of $794,115, or 21%. The first figure is about $1.4 million higher than that for the comparative quarter and there was no unrealized loss reported for the comparative quarter.

Wages and salaries are also higher because of additional personnel added over the past year to 18 months to allow the Company to greatly expand its exploration programs.

Filing fees and audit and accounting fees are significantly higher because of the Company’s AMEX listing and the corresponding additional disclosures and reports required for U.S. reporting purposes.

Other expenditures for the current quarter are generally comparable to the comparative quarter.

Operations have grown steadily over the past two years as funds have been raised resulting in a commensurate increase in operating expenses to support increased mineral property activity. Expenses for the 2007 fiscal year were partially offset by realized gains on the sale of marketable securities of approximately $700,000.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2007, the Company had cash and cash equivalents of $6,306,523 (April 30, 2007 - $14,311,417) and working capital of $8,151,521 (April 30, 2007 - $15,390,704). The Company has sufficient funds on hand to meet its current obligations as they become due but will require additional funds within the next 12 months to maintain the high volume of exploration work on its properties presently under way.

The Company’s authorized capital consists of unlimited number of common shares without par value. At October 31, 2007 the Company had 72,390,789 (April 30, 2007 – 70,912,072) issued and outstanding common shares, and at December 6, 2007 the Company had 72,834,689 issued and outstanding common shares.

At October 31, 2007, the Company had 9,098,150 stock options outstanding (April 30, 2007 – 8,981,984), with exercise prices ranging from $0.25 – $3.10, and at December 6, 2007 the Company had 9,079,250 stock options outstanding.

As at October 31, 2007, the Company had warrants to purchase 62,500 shares @ $1.25 per share on or before November 3, 2007 which were exercised subsequent to October 31, 2007, leaving the number of remaining warrants at Nil.

During the three month period ended October 31, 2007, shares were issued as follows:

  512,500 shares on the exercise of stock options at prices ranging from $0.25 to $1.32 per share for gross proceeds of $369,850. An amount of $277,890 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  300,000 shares on the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $375,000.

  250,000 common shares valued at $2.28 per share for acquisition costs associated with the Moran Lake property.

RELATED PARTY TRANSACTIONS

During the quarter ended October 31, 2007, the Company:

  charged management fees of $20,000 (2006: $6,000) to another public company with at least one director in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at October 31, 2007 is an amount of $38,089 (April 30, 2007: $Nil) owing from this company.

  incurred management fees of $33,750 (2006 – $20,000) to a director.

  incurred independent directors’ fees of $45,000 (2006 - $24,000).

  incurred legal fees of $20,393 (2006 - $19,106) to a company that a director is a partner of.

  incurred geological consulting fees of $13,050 (2006 – $27,000) to a private company owned by a director. Included in payables and accrued liabilities as at October 31, 2007 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

SUBSEQUENT EVENTS

Subsequent to October 31, 2007, the Company

  issued 343,900 common shares for gross proceeds of $364,265 pursuant to the exercise of stock options and warrants issued 100,000 common shares valued at $2.44 per share for acquisition costs associated with the Otter/Portage Lake property.

  325,000 stock options were granted at an exercise price of $1.93 per share and had an expiry date of November 19, 2012.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $76,804; 2009 - $48,586; 2010 - $47,954 and 2011- $35,491.

OUTLOOK

The current work program on the Golden Promise gold property is the final one before Crosshair begins to take formal steps to spin out its Golden Promise, South Golden Promise and Victoria Lake properties into a new public company. It is currently management’s intention to call a special meeting of shareholders in early 2008 to obtain shareholder approval to the proposed transaction, which will also be subject to regulatory approval.

The Company intends to continue the current extensive exploration program on its CMB uranium properties in Newfoundland and Labrador throughout the winter.

The Company’s objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities.

Labrador's Inuit Association has announced that it is considering a motion that would ban uranium mining on land it governs. As the vast majority of the Company’s uranium properties do not fall under Inuit jurisdiction, such a ban is not expected to materially affect the Company’s operations or prospects. The leading company in the area does have a large land position on Inuit lands. In the event the Inuit decide to ban uranium mining on land it governs, this may have a negative impact on market sentiment toward the area and make it more difficult to raise required capital for the Company.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended October 31, 2007 that have affected, or which are reasonably likely to materially affect, its internal controls over financial reporting.

APPROVAL

The Board of Directors of Crosshair Exploration and Mining Corp. have approved the disclosures contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.